Exhibit 99.1

Nano Dimension Reports 2017 Second Quarter Financial Results

Conference call to be held today at 9:00 a.m. EDT

Ness Ziona, Israel, August 8, 2017 – Nano Dimension Ltd. (NASDAQ, TASE: NNDM), a leader in the field of 3D printed electronics, today announced financial results for the second quarter ended June 30, 2017.

Nano Dimension ended the second quarter of 2017 with $16,495,000 (NIS 57,666,000) in cash, while total loss for the quarter was $5,000,000 (NIS 17,481,000).

Management Comments

“During the second quarter, we reached exciting milestones and recently announced that we launched our early-access commercial sales. We also raised capital from leading Israeli institutional investors. The capital raised will fuel the sale and production foundation, as we maximize efficiency of our printers and transition to commercial sales,” commented Amit Dror, Nano Dimension’s CEO.

“Our recently announced collaboration with several distributors in the United Kingdom, Canada and Australia, in addition to our U.S. distributor, will facilitate the global penetration of the DragonFly 2020 3D Printer. As we progress through the third and fourth quarters of the year, we expect to leverage our sales, marketing and production infrastructure as we grow sales.”

Second Quarter 2017 Financial Results

●	Total revenues for the second quarter of 2017 were $150,000 (NIS 523,000), compared to $118,000 (NIS 430,000) in the first quarter of 2017 and zero in the second quarter of 2016. The increase in revenues compared to the first quarter of 2017 is attributed to longer periods of customer use compared to the previous quarter.

●

Research and development (R&D) expenses for the second quarter of 2017 were $3,212,000 (NIS 11,230,000), compared to $2,508,000 (NIS 9,112,000) in the first quarter of 2017 and $503,000 (NIS 1,933,000) in the second quarter of 2016. The increase compared to the first quarter of 2017 resulted primarily from an increase in options expenses and in payroll and related expenses. The increase compared to the second quarter of 2016 is mostly a result of the cessation of the capitalization of development cost in the fourth quarter of 2016.

The R&D expenses for the second quarter of 2017 are presented net of government grants in the amount of $108,000 (NIS 376,000).

●	General and administrative (G&A) expenses for the second quarter of 2017 were $1,490,000 (NIS 5,209,000), compared to $1,270,000 (NIS 4,612,000) in the first quarter of 2017 and $1,197,000 (NIS 4,605,000) in the second quarter of 2016. The increase compared to the first quarter of 2017 resulted primarily from an increase in professional services expenses. The increase compared to the second quarter of 2016 resulted primarily from an increase in payroll and related expenses.

●	Net loss for the second quarter of 2017 was $5,000,000 (NIS 17,481,000), or $0.1 (NIS 0.33) per ordinary share, compared to $4,489,000 (NIS 16,306,000), or $0.09 (NIS 0.33) per ordinary share, in the first quarter of 2017 and $1,664,000 (NIS 6,401,000), or $0.04 (NIS 0.17) per ordinary share, in the second quarter of 2016. The increase compared to the first quarter of 2017 resulted primarily from an increase in expenses related to the issuance of options to R&D employees and payroll and related expenses. The increase compared to the second quarter of 2016 is mainly attributed to the increase in R&D expenses as described above.

Six Months Ended June 30, 2017 Financial Results

●	Total revenues for the six months ended June 30, 2017 were $273,000 (NIS 953,000), compared to zero in the six months ended June 30, 2016. The fourth quarter of 2016 was the first quarter that Nano Dimension generated revenues.

●

Research and development (R&D) expenses for the six months ended June 30, 2017 were $5,819,000 (NIS 20,342,000), compared to $930,000 (NIS 3,575,000) in the six months ended June 30, 2016. The increase is mostly a result of the cessation of the capitalization of development cost in the fourth quarter of 2016.

The R&D expenses for the six months ended June 30, 2017 are presented net of government grants in the amount of $129,000 (NIS 452,000).

●	General and administrative (G&A) expenses for the six months ended June 30, 2017 were $2,809,000 (NIS 9,821,000), compared to $2,349,000 (NIS 9,034,000) in the six months ended June 30, 2016. The increase resulted primarily from an increase in payroll and related expenses.

●	Net loss for the six months ended June 30, 2017 was $9,665,000 (NIS 33,787,000), or $0.19 (NIS 0.66) per ordinary share, compared to $3,417,000 (NIS 13,142,000), or $0.09 (NIS 0.35) per ordinary share, in the six months ended June 30, 2016. The increase is mainly attributed to the increase in R&D expenses as described above.

Balance Sheet Highlights

●	Cash totaled $16,495,000 (NIS 57,666,000) as of June 30, 2017, compared to $12,379,000 (NIS 47,599,000) on December 31, 2016. The increase compared to December 31, 2016 reflects the proceeds received from the private placements that occurred in the second quarter of 2017, less the cash used during the first half of 2017.

●	Shareholders’ equity totaled $25,573,000 (NIS 89,406,000) as of June 30, 2017, compared to $19,302,000 (NIS 74,218,000) as of December 31, 2016.

Second Quarter Corporate Highlights:

●	Raised $13.5 million through private placements, including to Phoenix Investment and Finances Ltd. (and its affiliates) and Ayalim Trust Funds. This funding did not include issuance of warrants and was priced at a minimum discount compared to the market price. The issued ordinary shares will be restricted for a period of six months under Israeli securities laws.

●	Supplied four DragonFly 2020 3D printers to beta customers, including to one of the top 50 largest defense contractors in the world, two Israeli PCB design bureaus, and an Israeli renewable energy company in the field of solar energy.

●	Collaborated with Anglo Production Processes Ltd., an industry leading distributor, to develop the required commercial and service infrastructure and capabilities to introduce the DragonFly 2020 3D Printer in the UK and Ireland.

●	Began working with Zuken Inc. to advance the 3D printing user experience and prototype turnaround times, and will take advantage of the support for implementing electronic technologies provided by Zuken’s design solution.

●	Developed novel copper nanoparticles that are resistant to oxidation and fuse into a conductive line after sintering process at temperatures lower than 160 degrees Celsius.

●	Received grant approvals from the Israel Innovation Authority to finance a project, in collaboration with Semplastics, to develop 3D ceramic materials, that can be used in inkjet technology, thus allowing the printing of low density and high thickness objects for space applications; and to finance a project, in collaboration with Harris Corporation, to develop 3D printing of electronical modules for space applications.

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●	Received grant approval from the Israel Innovation Authority to finance further development of the Company's flagship 3D printer for PCBs.

●	Filed a patent application with the U.S. Patent and Trademark Office for the development of 3D inkjet printing of bioartificial multi-layered complex structures composed of cells, extracellular matrices, supportive components and stable and fugitive inks.

Conference call information

The Company will host a conference call to discuss these financial results today, August 8, 2017, at 09:00 a.m. EDT (04:00 p.m. IDT). Investors interested in participating are invited to call the following dial-in numbers:

U.S. Dial-in Number: 1-844-763-8274; International Dial-in Number: 1-412-717-9224; Israeli Dial-in Number: 1-80-9212373.

Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, shaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss our use of capital to maximize efficiency of our printers and transition to commercial sales, that collaboration with distributors will facilitate global penetration of our printer and that we expect to leverage our sales, marketing and production infrastructure as we grow sales. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com

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Consolidated Statements of Financial Position as at

	June 30,		Convenience translation into US dollars (NIS 3.496 = $1) June 30,	December 31,
	2016	2017	2017	2016
	Thousand NIS (Unaudited)	Thousand NIS (Unaudited)	Thousand USD (Unaudited)	Thousand NIS
Assets
Cash	22,278	57,666	16,495	47,599
Restricted deposits	500	776	222	500
Inventory	--	612	175	--
Trade receivables	--	--	--	149
Other receivables	1,611	4,130	1,181	2,979
Total current assets	24,389	63,184	18,073	51,227

Restricted deposits	425	425	122	425
Property plant and equipment, net	5,359	15,397	4,404	7,712
Intangible assets	22,361	24,756	7,081	26,095
Total non-current assets	28,145	40,578	11,607	34,232
Total assets	52,534	103,762	29,680	85,459

Liabilities
Trade payables	2,029	2,868	820	2,612
Other payables	3,824	7,631	2,184	4,954
Total current liabilities	5,853	10,499	3,004	7,566

Liability in respect of government grants	2,229	2,707	774	2,420
Other long-term liabilities	--	1,150	329	1,255
Total non-current liabilities	2,229	3,857	1,103	3,675
Total liabilities	8,082	14,356	4,107	11,241

Equity
Share capital	4,367	6,662	1,906	5,446
Share premium	72,980	164,049	46,925	118,820
Treasury shares	(5,260)	(5,260)	(1,505)	(5,260)
Warrants	3,445	4,364	1,248	4,375
Capital reserve from transactions with controlling shareholders	1,866	1,866	534	1,866
Capital reserve for share-based payments	16,330	22,116	6,326	19,575
Accumulated loss	(49,276)	(104,391)	(29,861)	(70,604)
Total equity	44,452	89,406	25,573	74,218
Total liabilities and equity	52,534	103,762	29,680	85,459

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Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the six months ended June 30,			For the three months ended June 30,			For the year ended December 31,
	2017	2017	2016	2017	2017	2016	2016
	Thousand USD (Unaudited) Convenience translation into US dollars (NIS 3.496 = $1)	Thousand NIS (Unaudited)	Thousand NIS (Unaudited)	Thousand USD (Unaudited) Convenience translation into US dollars (NIS 3.496 = $1)	Thousand NIS (Unaudited)	Thousand NIS (Unaudited)	Thousand NIS

Revenues	273	953	--	150	523	--	175

Cost of revenues	86	300	--	42	147	--	72

Cost of revenues - amortization of intangible	383	1,337	--	191	669	--	668

Total cost of revenues	469	1,637	--	233	816	--	740

Gross loss	(196)	(684)	--	(83)	(293)	--	(565)

Research and development expenses, net	5,819	20,342	3,575	3,212	11,230	1,933	15,606
General and administrative expenses	2,809	9,821	9,034	1,490	5,209	4,605	18,443
Operating loss	(8,824)	(30,847)	(12,609)	(4,785)	(16,732)	(6,538)	(34,614)

Finance income	57	201	--	42	148	137	695
Finance expense	898	3,141	533	257	897	--	551

Total comprehensive loss	(9,665)	(33,787)	(13,142)	(5,000)	(17,481)	(6,401)	(34,470)

Basic and diluted loss per share (in NIS / USD)	(0.19)	(0.66)	(0.35)	(0.1)	(0.33)	(0.17)	(0.85)

Basic and diluted loss per ADS (in NIS/USD)	(0.95)	(3.30)	(1.75)	(0.48)	(1.66)	(0.85)	(4.25)

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Consolidated Statements of Changes in Equity (Unaudited)

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity	Convenience translation into US dollars (NIS 3.496 = $1)
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand USD

For the six months ended June 30, 2017:
Balance as of January 1, 2017	5,446	118,820	(5,260)	4,375	1,866	19,575	(70,604)	74,218	21,229
Issuance of ordinary shares, net	1,168	43,389	--	--	--	--	--	44,557	12,745
Exercise of warrants and options	48	1,840	--	(11)	--	(1,144)	--	733	210
Share-based payments	--	--	--	--	--	3,685	--	3,685	1,054
Net loss	--	--	--	--	--	--	(33,787)	(33,787)	(9,665)

Balance as of June 30, 2017	6,662	164,049	(5,260)	4,364	1,866	22,116	(104,391)	89,406	25,573

For the three months ended June 30, 2017:
Balance as of April 1, 2017	5,463	119,579	(5,260)	4,364	1,866	20,435	(86,910)	59,537	17,030
Issuance of ordinary shares, net	1,158	42,974	--	--	--	--	--	44,132	12,623
Exercise of warrants and options	41	1,496	--	--	--	(888)	--	649	185
Share-based payments	--	--	--	--	--	2,569	--	2,569	735
Net loss	--	--	--	--	--	--	(17,481)	(17,481)	(5,000)

Balance as of June 30, 2017	6,662	164,049	(5,260)	4,364	1,866	22,116	(104,391)	89,406	25,573

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